OCI Partners LP

P.O. Box 1647

Nederland, Texas 77627

September 20, 2013

Via EDGAR and Fedex

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Pamela Long, Assistant Director
Division of Corporation Finance

Re:	OCI Partners LP
Supplemental Response to Registration Statement on Form S-1
Filed September 18, 2013
File No. 333-189350

Ladies and Gentlemen:

Set forth below are the responses of OCI Partners LP, a Delaware limited partnership (“we” or the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 20, 2013 with respect to the supplemental submission of certain pages of the draft Amendment No. 4 (“Amendment No. 4”) to the Partnership’s Registration Statement on Form S-1, File No. 333-189350 (the “Registration Statement”), submitted via correspondence to the Commission on September 18, 2013.

Additionally, the Partnership is enclosing as Exhibit A hereto its proposed marked copy of those pages to the Registration Statement which have been changed in response to the Staff’s comments. These marked changes will be incorporated into Amendment No. 4.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 4, unless otherwise indicated.

Prospectus Summary, page 1

Recent Developments, page 8

1.

We note your disclosure regarding the recent unplanned downtime that occurred during the current quarter ending September 30, 2013 and that you have made a business interruption claim with your insurance providers to cover a portion of your losses associated with the unplanned downtime. Please quantify the estimated impact of the unplanned downtime on your quarterly results. Quantify your losses associated with the unplanned downtime as well as the amount of the portion of the losses you submitted to your insurance provider. Also, please clarify, throughout your filing, that your historical results, pro forma results, and forecasted results do not include or assume unplanned downtime and address the potential risks and impact future unplanned downtime could have on such results.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 8, 27 and 67.

2.	We note the unaudited pro forma basic and diluted earnings per common unit disclosures you provide in your annual and interim financial statements only include the number of units that would have been required to fund the distribution to OCI USA Inc. as outstanding but do not reflect the change in capital structure that will result from the transactions being presented. It appears to us that, in addition to including the number of units that would have been required to fund the distribution to OCI USA Inc. as outstanding, you should also include the number of units that OCI USA Inc. essentially received for their equity interests as outstanding, similar to how you would reflect a stock split. It is not clear to us how or why you believe the current per unit disclosures are meaningful or appropriate.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages F-13, F-18, F-27 and F-32.

*     *     *     *

Please direct any questions or comments regarding this correspondence to our counsel, Brett E. Braden of Latham & Watkins LLP, by telephone at (713) 546-7412 or by fax at (713) 546-5401.

Very truly yours,

/s/ Frank Bakker
Frank Bakker President and Chief Executive Officer OCI GP LLC

cc:	Craig Slivka, Securities and Exchange Commission
Fady Kiama, OCI Partners LP
Brett E. Braden, Latham & Watkins LLP
Divakar Gupta, Latham & Watkins LLP
G. Michael O’Leary, Andrews Kurth LLP
Stephanie C. Beauvais, Andrews Kurth LLP

Exhibit A

(attached)